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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Securian Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) | Minnesota (State) | 55101-2098 (Zip Code)

RECEIVED MAR 01 2002 365

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

4200 Norwest Center (Address) | Minneapolis, (City) | Minnesota (State) | 55402 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

BLAINE D. WESTBERG
NOTARY PUBLIC – MINNESOTA
My Comm. Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying consolidated statement of financial condition of Securian Financial Services, Inc. and subsidiaries (the Company) as of December 31, 2001 and the related consolidated statements of operations, stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. and subsidiaries as of December 31, 2001 and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 14, 2002

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2001

<u>Assets</u>

Cash	$	191,623
Investment in Advantus Money Market Fund, Inc., at market value, which equals cost		5,712,564
Total cash and cash equivalents		5,904,187
Investment in partnership		4,530,000
Commissions receivable		2,091,606
Due from affiliates		14,690
Accounts receivable		424,467
Commission advances		2,002,841
Securities inventory		103,238
Short inventory receivable		71,384
Software and equipment, net of accumulated amortization of $735,393		1,097,968
Intangible asset, net of accumulated amortization of $33,208		1,114,452
Prepaid expenses		468,286
Deposit with clearing organization		100,000
	$	17,923,119

<u>Liabilities and Stockholder's Equity</u>

Liabilities:		
Commissions payable	$	2,003,612
Bonus payable		1,282,622
Accrued expenses		714,668
Short securities inventory		71,384
Securities inventory payable		103,238
Clearing payable		132,184
Due to Minnesota Life		171,511
Due to affiliates		21,536
Federal income tax liability		
Current		94,388
Deferred		187,072
		4,782,215
Stockholder's equity:		
Paid-in capital; authorized 25,000 shares of common stock, no par value; issued and outstanding 100 shares		29,765,635
Accumulated deficit		(16,624,731)
Total stockholder's equity		13,140,904
	$	17,923,119

See accompanying notes to consolidated financial statements

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Operations
For the year ended December 31, 2001

Revenues		
Commissions and distribution and service fee income:		
Associated mutual funds	$	10,382,722
Registered investment adviser		4,060,084
Other products		18,722,819
Fee income received from Minnesota Life		3,499,860
Other income, net		722,928
		37,388,413
Expenses		
Commissions and distribution and service fee expense:		
Associated mutual funds		9,120,161
Registered investment adviser		3,346,839
Other products		15,851,578
Fees and expenses charged by Minnesota Life		7,537,627
Salaries		5,761,573
Registration fees		553,968
Affiliated broker/dealer expenses		215,473
General and administrative expenses		1,866,333
		44,253,552
Loss before income taxes		(6,865,139)
Income tax benefit		(2,401,893)
Net loss	$	(4,463,246)

See accompanying notes to consolidated financial statements

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Stockholder's Equity
For the year ended December 31, 2001

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2000	$ 24,810,635	(12,161,485)	12,649,150
Capital contributions	4,955,000	-	4,955,000
Net loss	-	(4,463,246)	(4,463,246)
Balances at December 31, 2001	$ 29,765,635	(16,624,731)	13,140,904

See accompanying notes to consolidated financial statements

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statement of Cash Flows
For the year ended December 31, 2001

Cash flows used in operating activities	
Net loss	$ (4,463,246)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization and depreciation	469,176
Software capitalized	(819,689)
Change in operating assets and liabilities:	
Increase in commissions receivable	(660,971)
Increase in due from affiliates	(5,308)
Increase in accounts receivable	(274,124)
Decrease in commission advances	507,062
Increase in prepaid expenses	(58,861)
Increase in commissions payable	608,671
Decrease in bonus payable	(864,317)
Decrease in due to Minnesota Life, net	(459,507)
Increase in due to affiliates	21,536
Increase in accrued expenses	305,870
Increase in clearing payable	26,900
Change in current and deferred income tax liability	130,613
Net cash used in operating activities	(5,536,195)
Cash flows from investing activities	
Purchase of securities inventory	66,873
Sale of securities inventory	(66,873)
Purchase of intangible asset	(1,147,660)
Investment in partnership	(4,517,500)
Net cash used in investing activities	(5,665,160)
Cash flows from financing activities	
Capital contributions	4,955,000
Cash provided by financing activities	4,955,000
Decrease in cash and cash equivalents	(6,246,355)
Cash and cash equivalents at beginning of year	12,150,542
Cash and cash equivalents at end of year	$ 5,904,187

See accompanying notes to consolidated financial statements.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2001

(1) Basis of Statement Presentation and Nature of Business

The accompanying consolidated financial statements include the accounts of Securian Financial Services, Inc. (the Company) (a wholly-owned subsidiary of Advantus Capital Management, Inc. (Advantus)) and its majority-owned subsidiaries, Worthmark Financial Services, LLC (Worthmark), MIMLIC Insurance Agency of Ohio (MIMLIC Agency of Ohio) and its wholly-owned subsidiary MIMLIC Insurance Agency of Massachusetts (MIMLIC Agency of Massachusetts). Advantus is a wholly-owned subsidiary of the Minnesota Life Insurance Company (Minnesota Life). All significant intercompany balances and transactions have been eliminated in the consolidation.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the underwriter of shares of the Advantus Funds, the distributor of Minnesota Life's variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties.

Worthmark was formed for the purpose of forming alliances with CPA firms for sales of mutual fund shares and certain annuity and life products of Minnesota Life. Worthmark is a registered broker/dealer in securities under the Securities and Exchange Act of 1934.

The Company's Board of Directors approved a name change to Securian Financial Services, Inc. Prior to May 1, 2001, the Company was known as Ascend Financial Services, Inc.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Commission Income and Expense and Distribution and Service Fee Income

Commission income on certain mutual fund sales is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

The Company also sells certain mutual fund shares for which the Company receives income (distribution fee) over a specified period and/or a contingent deferred sales charge when the shares are redeemed. Sales commissions on such mutual fund shares are paid to agents at the time of the sale and are deferred and amortized as the related income is earned. The Company records contingent deferred sales charges received as a reduction of commission advances.

The Company receives distribution and service fee income from the Advantus Funds to be used to pay certain expenses incurred in the distribution, promotion and servicing of the mutual funds.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(2) Summary of Significant Accounting Policies – Continued

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and investments in Advantus Money Market Fund, Inc.

Amortization of Software

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2001, the Company had unamortized cost of $1,093,251. The Company's amortized software expense was $432,327 for the year ended December 31, 2001.

Investment in Partnership

On February 20, 2001, the Company acquired a 45% investment in a general agency. This investment is being accounted for using the equity method of accounting. Under the equity method the Company records its proportionate share of earnings or losses of the agency.

Intangible Asset

The Company has purchased client lists from certain third party general agencies. The purchase price under these agreements has been recorded as an intangible asset. This asset will be amortized over the estimated life of the underlying accounts, approximately a ten-year period, and reviewed for impairment when the facts and circumstances warrant such review. At December 31, 2001, the Company had unamortized cost of $1,114,452. The Company's amortization expense was $33,208 for the year ended December 31, 2001.

Securities Inventory

In the normal course of business the Company periodically holds positions in its brokerage account. These positions represent various incomplete transactions at the brokerage. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities, as of the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(3) Related Party Transactions

The Company is the distributor of shares of Advantus Funds and receives commissions on sales of mutual fund shares. The Company also receives distribution and service fees from Advantus Funds.

The Company is also the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $3,499,860 from Minnesota Life for performing compliance functions for these variable products.

The Company reimbursed Minnesota Life in the amount of $7,537,627 for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life incurs on behalf of the Company. At December 31, 2001, $171,511 was payable to Minnesota Life for such expenses.

Distribution and service fee income of $9,793,063 was recognized during the year ended December 31, 2001 ($14,690 is receivable at December 31, 2001) under agreements with certain investment companies managed by Advantus. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended). In addition, commissions of $589,659 were recognized during the year ended December 31, 2001 from sales of associated mutual funds.

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. For the year ended December 31, 2001, $123,291 is included in other income related to the income sharing agreement with the affiliated broker/dealer. The Company also incurs certain expenses on behalf of the affiliated broker/dealer and is reimbursed for a portion of these expenses. For the year ended December 31, 2001, the Company paid expenses totaling $430,946 and was reimbursed $215,473.

(4) Income Taxes

The Company's federal income tax return is a consolidated life/non-life return filed under Minnesota Mutual Companies, Inc., the ultimate parent of Minnesota Life. The method of allocation between companies is subject to written agreement, approved by an officer of the corporation. Allocation is based upon separate return calculations with a credit for any currently used net losses and tax credits. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service.

Current income taxes are charged or credited to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between financial statement carrying amounts and income tax bases of assets and liabilities.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(4) **Income Taxes - Continued**

The income tax benefit as of December 31, 2001 consists of the following:

	Current	Deferred	Total
Federal	$ (1,620,069)	$ (797,012)	$ (2,417,081)
State	15,188	-	15,188
	$ (1,604,881)	$ (797,012)	$ (2,401,893)

The difference between the income tax benefit and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$ (2,408,114)
State taxes	15,188
Other	(8,967)
	$ (2,401,893)

The tax effects of temporary differences that gave rise to deferred tax liabilities are as follows:

Commission advances	$ (643,142)
Prepaid expenses	(146,843)
Capitalized software	(298,168)
Utilization of net operating loss carryforward	893,000
Other	8,081
	$ (187,072)

(5) **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $3,411,287 and $301,584, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.33 to 1 at December 31, 2001.

(6) **Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements, Continued

(7) **Contingencies**

The Company currently is a defendant in various litigation generally incidental to its business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability, except as otherwise disclosed, will not materially affect the consolidated financial position or results of operations of the Company.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company maintains a guaranty of the liabilities of its subsidiary, Worthmark. As a result of this guaranty, the Company presents a consolidated financial position for net capital purposes.

(8) **Subsequent Event**

Effective January 2, 2002, ownership of the Company and its parent Advantus were transferred via dividend from Minnesota Life to its upstream parent Securian Financial Group. The value of the dividend, on a GAAP basis, was $48,748,037.

Schedule 1

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of December 31, 2001

Stockholder's equity	$	13,140,904
Deductions - nonallowable assets:		
Due from affiliates		14,690
Accounts receivable		424,467
Commissions receivable		56,701
Software and equipment		1,097,968
Intangible asset		1,114,452
Investment in partnership		4,530,000
Commission advances		1,815,769
Prepaid expenses		468,286
		9,522,333
Net capital before haircuts on securities		3,618,571
Haircuts on securities		149,825
Fidelity bond deduction		57,459
Net capital	$	3,411,287
Total aggregate indebtedness	$	4,523,759
Net capital	$	3,411,287
Minimum capital required to be maintained (the greater of $50,000 or 6-2/3% of aggregate indebtedness of $4,523,759)		301,584
Net capital in excess of requirements	$	3,109,703
Ratio of aggregate indebtedness to net capital		1.33 to 1

There were no differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 (as amended) and the above computations.

See accompanying independent auditors' report

KPMG

4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Securian Financial Services, Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Securian Financial Services, Inc. and subsidiaries (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1. making quarterly securities examinations, counts, verifications, and comparisons; 2. recordation of differences required by Rule 17a-13; 3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or the practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2002

KPMG

SECURIAN FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

Consolidated Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

December 31, 2001